                                                              File No. 001-16189


                                   FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 ANNUAL REPORT

                           PURSUANT TO SECTION 15(d)

                                     of the

                      SECURITIES AND EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2003

                     NISOURCE INC. RETIREMENT SAVINGS PLAN

                                 NiSource Inc.
                               801 E. 86th Avenue
                             Merrillville, IN 46410

NISOURCE INC. RETIREMENT
SAVINGS PLAN

Financial Statements as of
December 31, 2003 and 2002 and for the
Year Ended December 31, 2003,
Supplemental Schedule as of December 31, 2003 and
Report of Independent Registered Public Accounting
Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

                                                                                                              PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                        1

FINANCIAL STATEMENTS:

 Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                              2

 Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003                3

 Notes to Financial Statements                                                                                4-9

SUPPLEMENTAL SCHEDULE:

 Form 5500 Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
  as of December 31, 2003                                                                                     11

NOTE: Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee of the
NiSource Inc. Retirement Savings Plan
Merrillville, Indiana

We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 10, 2004

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

                                                2003             2002
ASSETS
Investments--at fair value:
 Mutual funds                              $ 404,922,312    $ 335,679,560
 Money market fund                           148,892,554      173,271,705
 Common stock fund                           141,069,591      127,485,260
 Participant loans                            10,789,082       10,302,240
                                           -------------    -------------
  Total investments                          705,673,539      646,738,765
                                           -------------    -------------
Receivables:
 Participant contributions                     1,096,340        1,171,757
 Employer contributions                          566,561          590,620
                                           -------------    -------------
  Total receivables                            1,662,901        1,762,377
                                           -------------    -------------
NET ASSETS AVAILABLE FOR BENEFITS          $ 707,336,440    $ 648,501,142
                                           =============    =============

See notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003


ADDITIONS:
 Contributions:
  Participant                                               $     26,477,758
  Employer                                                        11,806,500
                                                            ----------------
   Total contributions                                            38,284,258

 Investment income:
  Net appreciation in fair value of investments                   85,477,541
  Dividends and interest                                          15,595,670
                                                            ----------------
   Investment income                                             101,073,211
                                                            ----------------
   Total additions                                               139,357,469
                                                            ----------------
DEDUCTIONS:
 Benefits paid to participants                                   (80,127,896)
 Transfers, net                                                     (333,317)
 Administrative expenses                                             (60,958)
                                                            ----------------
  Total deductions                                               (80,522,171)
                                                            ----------------
NET INCREASE                                                      58,835,298

NET ASSETS AVAILABLE FOR BENEFITS--Beginning of year             648,501,142
                                                            ----------------
NET ASSETS AVAILABLE FOR BENEFITS--End of year              $    707,336,440
                                                            ================

See notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND 2002

1.    DESCRIPTION OF PLAN

      NiSource Inc. (the "Company") is a holding company whose major subsidiary companies are Northern Indiana Public Service Company ("NIPSCO"), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light ("NIFL"), and Kokomo Gas ("Kokomo").

      The following description of the NiSource Inc. Retirement Savings Plan (the "Plan") provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL -- The Plan is a defined contribution plan available to each eligible employee who works for the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      PLAN ADMINISTRATION -- The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the "Trustee") holds all the Plan's assets and executes all investment transactions.

      CONTRIBUTIONS -- Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-seven mutual funds, one money market fund and one common stock fund as investment options for participants.

      The Company contributes an amount determined as follows:

      a. For the accounts of all participants who participate in the Final Pay Option of the Retirement Plan of Columbia Energy Group Companies, or any successor plan (as defined therein):

            (1) during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant's contribution;

            (2) from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant's contribution;

            (3) from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant's contribution.

      b. For the accounts of all participants who participate in the Final Pay Option of the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan and Kokomo union employees, or any successor plans (as defined therein), an amount equal to 11.1% of all pretax contributions made by the participant to the Plan.

      c. For the accounts of all participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), an amount equal to 100% of the first 2-1/2% of pretax participant contributions plus 50% of the next 5% of participant pre-tax contributions. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match of 50% of the first 5% of participant pre-tax contributions.

      d. For accounts of all employees of NIFL, who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan, or any successor plan (as defined therein), an amount equal to 50% of the first 6% of participant pre-tax contributions.

      e. For the accounts of all participants who participate in the Account Balance Option of the Retirement Plan of Columbia Energy Group Companies, the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees, the NiSource Inc. Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), an amount equal to 75% of the first 6% of participant's contributions.

      The matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees age 50 or older may direct matching contributions among any of the funds available in the Plan.

      On January 1, 2003, the Plan was amended to allow the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant's compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of approximately $1,900,000 were authorized by the administrative committee. Such amounts will be reported as contributions to the Plan in the year authorized and funded.

      ROLLOVERS FROM OTHER QUALIFIED EMPLOYER PLANS -- The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

      PARTICIPANT ACCOUNTS -- Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

      VESTING -- Participants are fully vested in their accounts at all times.

      PARTICIPANT LOANS -- Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at prime rate plus 1% based on the last day of the previous month they take out the loan. Interest rates range from 4.75% to 11% at December 31, 2003. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant's primary residence which allows repayment up to 15 years. Participants may have two loans outstanding at any given time.

      PARTICIPANT WITHDRAWALS -- Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:

            Age 59-1/2 withdrawals;

            Voluntary withdrawals from after-tax, rollover and matching contributions; and

            Hardship withdrawals, subject to the Plan rules.

      A company matching contribution or hardship withdrawal may result in the suspension of the participant's deferral and company matching contributions for six months.

      PAYMENT OF BENEFITS -- At the direction of the participant or beneficiary, distribution will be made in a lump sum payment in cash, or by such other method of payment as may be adopted by the committee according to uniform standards. Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the common stock fund. If the amount payable under the Plan to any participant or beneficiary is less than or equal to $5,000, the committee will direct that such amount be paid in a lump sum.

      TRANSFERS BETWEEN PLANS -- Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

      EMPLOYEE STOCK OWNERSHIP PLAN -- The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan ("ESOP"). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time after they reach age 50. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

      On May 1, 2004, the Plan was amended to allow all participants to diversify their investment attributable to employer match or profit share at any time.

      VOTING AND TENDERING RIGHTS OF NISOURCE INC. COMMON STOCK FUND PARTICIPANTS -- Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders, all shares of NiSource Inc. common stock (including fractional shares) or tendering shares during a tender offer, represented by the value of the participant's interest in the NiSource Inc. Common Stock Fund.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING -- The financial statements of the Plan were prepared using the accrual basis of accounting.

      USE OF ESTIMATES -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's investments are stated at fair value. Participant loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

      PAYMENT OF BENEFITS -- Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES -- Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.    INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets.

                                                                DECEMBER 31
                                                             2003                 2002
* NiSource Inc. Common Stock Fund                       $ 141,069,591       $  127,485,260
  Fidelity Retirement Money Market Fund                   148,892,554          173,271,705
  Fidelity Magellan Fund                                   74,607,670           62,292,747
  Fidelity Growth Fund                                     37,035,816
  Fidelity Growth and Income Fund                          51,819,251           46,775,971
  Fidelity Spartan U.S. Equity Index Fund                  53,501,756           46,693,614
  Fidelity Intermediate Bond Fund                                               35,046,997

* Includes nonparticipant-directed investments

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds                               $  72,628,531
NiSource Inc. Common Stock Fund               12,849,010
                                           -------------

                                           $  85,477,541
                                           =============

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

                                                     DECEMBER 31
                                               2003                 2002
* Net assets:
   NiSource Inc. Common Stock Fund         $ 141,069,591      $  127,485,260
                                           =============      ==============

                                                         YEAR ENDED
                                                       DECEMBER 31, 2003
* Changes in net assets:
   Participant contributions                             $   2,088,408
   Employer contributions                                   10,604,557
   Dividends and interest                                    7,130,956
   Net appreciation in fair value of investments            12,849,010
   Benefits paid to participants                           (10,930,407)
   Net exchanges between investment options                 (7,773,820)
   Transfers, net                                               30,136
   Administrative expenses                                     (22,298)
   Participant loans, net                                     (392,211)
                                                         -------------

                                                         $  13,584,331
                                                         =============

* Includes participant-directed assets

5.    RELATED-PARTY TRANSACTIONS

      The Plan invests in NiSource Inc. common stock. Since NiSource Inc. is the administrator and sponsor of the Plan, any investment transactions involving NiSource Inc. common stock qualify as party-in-interest transactions. Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

6.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to his or her account will continue to be nonforfeitable.

7.    TAX STATUS

      The Internal Revenue Service (the "IRS") has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                   * * * * * *

                             SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN

FORM 5500 SCHEDULE H, LINE 4I--
EIN: 35-2108964, PLAN 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

          IDENTITY OF ISSUER,                            DESCRIPTION OF INVESTMENT,
         BORROWER, LESSOR,                       INCLUDING MATURITY DATE, RATE OF INTEREST,                             FAIR
          OR SIMILAR PARTY                          COLLATERAL AND PAR OR MATURITY VALUE                 COST           VALUE
* NiSource Inc.                            Common Stock Fund                                          $ 97,473,294  $ 141,069,591
* Fidelity Investments                     Retirement Money Market Fund                                    **         148,892,554
* Fidelity Investments                     Magellan Fund                                                   **          74,607,670
* Fidelity Investments                     Contrafund                                                      **          26,439,474
* Fidelity Investments                     Equity Income Fund                                              **           6,213,298
* Fidelity Investments                     Growth Fund                                                     **          37,035,816
* Fidelity Investments                     Growth and Income Fund                                          **          51,819,251
* Fidelity Investments                     Intermediate Bond Fund                                          **          33,325,151
* Fidelity Investments                     Overseas Fund                                                   **          14,046,634
* Fidelity Investments                     Europe Fund                                                     **           4,359,000
* Fidelity Investments                     Pacific Basin Fund                                              **           2,573,571
* Fidelity Investments                     Balanced Fund                                                   **          18,942,903
* Fidelity Investments                     Puritan Fund                                                    **           2,683,196
* Fidelity Investments                     Small Cap Independent Fund                                      **           3,078,990
* Fidelity Investments                     Spartan U.S. Equity Index Fund                                  **          53,501,756
* Fidelity Investments                     Freedom Income Fund                                             **             790,735
* Fidelity Investments                     Freedom 2010 Fund                                               **           3,829,583
* Fidelity Investments                     Freedom 2020 Fund                                               **           3,584,214
* Fidelity Investments                     Freedom 2030 Fund                                               **           1,386,015
* Fidelity Investments                     Freedom 2040 Fund                                               **           1,004,942
  PIMCO Investments                        Total Return Fund (institutional)                               **          10,590,560
  PIMCO Investments                        Long-Term Government Fund                                       **           7,085,356
  PIMCO Investments                        Low-Duration Fund (institutional)                               **           7,161,936
  PIMCO Investments                        StockPLUS Fund (institutional)                                  **           3,043,482
  Janus Investments                        SmallCap Value Fund (institutional)                             **          19,565,962
  Dreyfus Investments                      Emerging Leaders Fund                                           **           6,660,946
  Morgan Stanley Investments               U.S. SmallCap Core Fund                                         **           2,855,084
  Vanguard Investments                     U.S. Growth Investor Shares Fund                                **           5,197,497
  American Funds Investments               EuroPacific Growth Fund                                         **           3,539,290
* Various Plan participants                Participant loans, with interest rates ranging from 4.75%
                                           to 11% and maturity dates ranging from January 2004
                                           to August 2031.                                                             10,789,082
                                                                                                                    -------------

  TOTAL ASSETS (HELD AT END OF YEAR)                                                                                $ 705,673,539
                                                                                                                    =============

** Cost omitted for participant directed investments

 * Denotes a party-in-interest

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in these Registration Statements of NiSource Inc. on Post-Effective Amendment on Form S-8 to Form S-4 File No. 333-33896-01, on Post-Effective Amendment on Form S-3 to Forms S-4 File No. 333-33896-01 and File No. 333-33896, of our report dated June 10, 2004, appearing in the Annual Report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the year ended December 31, 2003.

/s/DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 28, 2004

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN

By _________________________________________________
                   /s/ David J. Vajda
            Vice President & Treasurer, NiSource Inc.
            Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. Section 1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2003 fully complies with the requirements of 15 U.S.C. Section 78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

_________________________________          _________________________________
/s/ Gary L. Neale                          /s/ Michael W. O'Donnell
Chairman, President and                    Executive Vice President and
Chief Executive Officer                    Chief Financial Officer